UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                               JSB Financial, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   46624M-10-0
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                                 (CUSIP Number)


                                       N/A
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              Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         /X/ Rule 13d-1(b)
         / / Rule 13d-1(c)
         / / Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No.46624M-10-0                13G      Page 2 of 6 Pages
         -----------------------                  --   --
--------------------------------         ------------------------------------

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1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Jamaica Savings Bank FSB Employee Stock Ownerhsip Plan
                                IRS # 11-0918160
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) / /
                                                                 (b) / /
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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Federally chartered stock savings institution's employee
           stock benefit plan organized in New York
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                             5       SOLE VOTING POWER

        NUMBER OF                                         0
          SHARES             ---------------------------------------------------
       BENEFICIALLY          6       SHARED VOTING POWER
         OWNED BY
           EACH                                           0
        REPORTING            ---------------------------------------------------
          PERSON             7       SOLE DISPOSITIVE POWER
           WITH
                                                          0
                             ---------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                                    916,262
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    916,262
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10         CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                    / /
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.64% of 9,505,923 shares of Common Stock outstanding as of
           December 31, 1998
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12         TYPE OF REPORTING PERSON*

                                                     EP
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 6 pages


                                    ITEM 1(a)
NAME OF ISSUER:       JSB Financial, Inc. ("Company")


                                    ITEM 1(b)
ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:       303 Merrick Road
                                                      Lynbrook, NY  11563

                                    ITEM 2(a)
NAME OF PERSON FILING:    Jamaica Savings Bank FSB
                          Personnel Benefits Committee

                                    ITEM 2(b)
ADDRESS OF PRINCIPAL BUSINESS OFFICE:       c/o  Jamaica Savings Bank FSB
                                            303 Merrick Road
                                            Lynbrook, NY  11563


                                    ITEM 2(c)
CITIZENSHIP:   Federally chartered stock savings institution's employee stock benefit plan organized in New York.


                                    ITEM 2(d)
TITLE OF CLASS OF SECURITIES:  Common stock, par value $.01 per share ("Common
                               Stock").


                                    ITEM 2(e)
CUSIP NUMBER: 46624M-10-0


                                     ITEM 3
The person filing is an:
         (f) /X/ Employee Benefit Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.


                                     ITEM 4
OWNERSHIP:

         The following information with respect to the ownership of Common Stock by the Jamaica Savings Bank FSB Employee Stock Ownership Plan (the "Plan") is provided as of December 31, 1998. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

                                                               Page 4 of 6 pages


         (a) AMOUNT BENEFICIALLY OWNED. . . . .                916,262

         (b) PERCENT OF CLASS . . . . . . . . . . . .          9.64%

         (c) NUMBER OF SHARES AS TO WHICH
             SUCH PERSON HAS:

                      (i) SOLE POWER TO VOTE OR TO
                          DIRECT THE VOTE . . . . . . . . .    0

                      (ii) SHARED POWER TO VOTE OR TO
                           DIRECT THE VOTE. . . . . . . . .    0

                      (iii) SOLE POWER TO DISPOSE OR TO
                            DIRECT DISPOSITION OF . . . . .    0

                      (iv) SHARED POWER TO DISPOSE OR TO
                           DIRECT DISPOSITION OF  . . . . .    916,262

         The Plan was adopted by the Board of Directors of Jamaica Savings Bank FSB ("Bank"), a wholly-owned subsidiary of the Company, effective as of January 1, 1990. The Plan was amended and restated effective as of January 1, 1995 and is intended to be tax-qualified under section 401(a) of the Internal Revenue Code of 1986. The Plan is administered by the Personnel Benefits Committee ("Committee") of the Bank. The Committee currently consists of four officers of the Bank, and the assets of the Plan are held in a trust ("Trust") for which Marine Midland Bank serves as trustee ("Trustee").

         Pursuant to the written plan document governing the Plan ("Plan Document"), each participant in the Plan ("Participant") is entitled to direct the Trustee as to the manner in which Common Stock held by the Plan and allocated to his or her account will be voted in all matters on which shareholders of the Company may vote. Any unallocated Common Stock is generally required to be voted by the Trustee in the same proportion as the shares of Common Stock which have been allocated to Participants is directed to be voted. Each Participant also has the right to direct whether Common Stock held by the Plan and allocated to his or her account should be delivered by the Trustee in response to a tender offer made to holders of Common Stock and to direct the assertion of dissenters' rights with respect to any matter in which holders of Common Stock have the right to assert such rights. Any unallocated Common Stock is generally required to be delivered by the Trustee in response to a tender offer, and dissenters' rights with respect to such unallocated Common Stock are required to be asserted, in the same proportion as Common Stock which has been allocated to Participants. The Committee shares with the Trustee dispositive power over Common Stock held under the Plan since, pursuant to the Plan Document and Trust Agreement, the Committee can direct the Trustee to purchase or sell shares of Common Stock if the Committee considers such action to be in the best interests of the Participants. As of December 31, 1998, 904,171 shares of Common Stock had been allocated to Participants'

                                                               Page 5 of 6 pages


accounts, and 12,091 shares of unallocated Common Stock were held by the Plan pending allocation to eligible Participants' accounts.

                                     ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:         Not applicable.

                                     ITEM 6
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

                                     ITEM 7
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY
BEING REPORTED ON BY THE PARENT HOLDING COMPANY:   Not applicable.

                                     ITEM 8
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:     Not applicable.

                                     ITEM 9
NOTICE OF DISSOLUTION OF GROUP:    Not applicable.

                                     ITEM 10
CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 6 pages

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 11, 1999


JAMAICA SAVINGS BANK FSB EMPLOYEE STOCK OWNERSHIP PLAN


By:      Personnel Benefits Committee of
           Jamaica Savings Bank FSB



By:           /s/ Park T. Adikes
         ------------------------------
         Park T. Adikes
         Chairman


By:           /s/ Edward P. Henson
         ------------------------------
         Edward P. Henson
         Member


By:           /s/ John J. Conroy
         ------------------------------
         John J. Conroy
         Member



By:           /s/ Thomas R. Lehmann
         ------------------------------
         Thomas R. Lehmann
         Member